Exhibit (a)(26)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE CNX GAS CORPORATION	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 5377-VCL

PLAINTIFFS’ MOTION FOR EXPEDITED PROCEEDINGS

Plaintiffs James R. Gummel, Ira Gaines, and Harold L. Hurwitz respectfully move this Court to enter an Order directing that they be provided with expedited discovery regarding the claims asserted in the Verified Class Action Complaint filed in Civil Action No. 5405-VCL (the “Complaint”).1 Plaintiffs are entitled to expedited proceedings to enable them to provide the Court with a complete record to assess their motion to preliminarily enjoin the transaction, announced on March 21, 2010, pursuant to which CNX Gas Corporation (“CNX Gas” or the “Company”) will be acquired by its controlling shareholder, CONSOL Energy, Inc. (“CONSOL Energy”) pursuant to an all cash tender offer and back-end short-form merger (hereinafter the “Proposed Transaction”). Today, CONSOL Energy publicly announced that the tender offer is set to expire at 5:00 p.m. on May 26, 2010. As set forth below, plaintiffs are entitled to expedited proceedings because they have stated colorable claims for equitable relief:

BACKGROUND AND RELEVANT FACTS

1.        This is a consolidated stockholder class action alleging breaches of fiduciary duty on behalf of the holders of CNX Gas common shares against CNX Gas, its directors and certain of its officers, and CONSOL Energy. The claims arise out of defendants’ efforts to acquire the remaining shares of CNX Gas that CONSOL Energy does not already own through an unfair

1 Between March 29, 2010 and April 13, 2010, three class actions challenging the Proposed Transaction were filed in this Court. By Order dated April 21, 2010, the Court consolidated the lawsuits, appointed lead counsel for plaintiffs, and designated the case captioned Hurwitz v. CNX Gas Corp., 5405-VCL as the operative complaint. Plaintiffs anticipate filing a consolidated class action complaint as soon as is practicable.

process and at an unfair price. Complaint, ¶¶ 1-4. The putative class consists of all CNX Gas shareholders who have been or will be injured by the breach of fiduciary duties by the defendants, as set forth below and in the Complaint. Id., ¶ 15.

2.        On March 21, 2010, CONSOL Energy announced that it was commencing a tender offer to acquire the remaining shares of CNX Gas that it does not already own, approximately 16.7% of the Company, at a price of $38.25 per share. Complaint, ¶ 2. On that same date, CONSOL Energy announced that T. Rowe Price Associates, Inc. (“T. Rowe Price”), which owns approximately 9.5 million shares (6.3%) of CNX Gas stock, had entered into an agreement pursuant to which CONSOL Energy would purchase all of its shares in the Company commencing on May 5, 2010 (the “Tender Agreement”). Id. According to data published on Bloomberg, T. Rowe Price, however, is also the third largest institutional shareholder of CONSOL Energy holding approximately 11,810,000 shares, constituting approximately 5.4% of its outstanding shares. As a result of the Tender Agreement, CONSOL Energy will control approximately 89.6% of the Company. Id.

3.        CONSOL Energy will acquire the remainder of the Company’s shares by means of a cash tender offer, followed by a short-form merger. Id., ¶ 3. The tender offer component of the Proposed Transaction is scheduled to commence on or about May 5, 2010. Id. By entering into an agreement with T. Rowe Price to acquire its outstanding shares, CONSOL Energy has tilted the field in its favor, thus requiring the tender of a mere 0.4% of the Company’s outstanding shares in order for a short form merger to proceed. Id. Moreover, given T. Rowe Price’s significant ownership in CONSOL Energy, the only parties to be excluded from CNX Gas’ future earnings potential are its public shareholders, who are currently being squeezed out. Id.

4.        CONSOL Energy already dominates the Company’s board. Three of the Company’s four-member board of directors is a CONSOL Energy representative. Id., ¶¶ 7-9, 31. Defendant J. Brett Harvey (“Harvey”) was appointed the Chairman and CEO of CNX on January 16, 2009, and has also been a director of CNX Gas since June 30, 2005, the date of its formation. Id., ¶ 9. Harvey has also served as the President, Chief Executive Officer, and a director of CONSOL Energy since January 1998. Id. The only director of the Company who is not affiliated with CONSOL Energy is defendant John R. Pipski (“Pipski”). Id., ¶ 10. On April 20, 2010, the Company publicly disclosed that Pipski would serve as a one-person “special committee” to review the Proposed Transaction. (See attached Exhibit A).

5.        As a result of the Tender Agreement, CONSOL Energy will control approximately 89.6% of the Company prior to the commencement of tender offer. Complaint, ¶¶ 2, 26. Moreover, the tender offer is conditioned on the valid tender of a majority of the shares not affiliated with CONSOL Energy or the Company’s management (the “Minimum Tender Condition”). However, according to CONSOL Energy, the shares subject to the Tender Agreement will be included in the Minimum Tender Condition calculation. CONSOL Energy has publicly stated its belief that the Minimum Tender Condition will be satisfied if 12,086,609 shares of the Company are tendered. Since 9.5 million T. Rowe Price shares subject to the Tender Agreement are to be counted, the Minimum Tender Condition will be satisfied if only 2,586,000 additional shares are tendered — a number well below a true majority of unaffiliated shareholders.

7.        Accordingly, the structure of the Proposed Transaction is coercive towards the Company’s unaffiliated minority shareholders. Plaintiffs and members of the putative class are left with no choice but to tender or face the prospect that the Company may enter the market to purchase a mere 0.4% of the Company’s outstanding shares and force a short-form merger on them in the near future at any given price.

8.        Recent earnings and results indicate that the Company is moving in a positive direction, and does not need an infusion of cash that results in a recapitalization that strips the Company’s stockholders of their shares absent an auction or other value maximization process. The consideration to be paid to plaintiffs and the putative class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of CNX Gas is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow, profitability and established markets. Complaint, ¶¶ 37-40.

9.        No party could be more aware of CNX Gas’ potential than CONSOL Energy, given its control position and access to non-public information concerning the Company’s development and success. Indeed, CONSOL Energy is trying to take advantage of the fact that the market price of CNX Gas stock does not fully reflect the progress and future value of the Company, which CONSOL Energy is acutely aware of. Id., ¶¶ 33-36.

10.      The Proposed Transaction price of $38.25 per share represents a premium of 24% over CNX Gas’ closing price on the date of the announcement. In contrast, according to a December 2009 Bloomberg article entitled CEOs Paying 56% M&A Premium Shows Stocks May Be Cheap, the average premium in mergers and acquisitions in 2009 was 56%. The premium here falls well below the average for like transactions in 2009. Gummel Complaint, C.A. No. 5377, ¶33.

11.      Further attesting to the premium’s insufficiency, the day after the announcement of the Proposed Transaction, CNX Gas’ stock rose to as high as $38.18 per share on March 22,

2010. Consequently, the price offered in the Proposed Transaction represents almost no premium whatsoever, and instead may represent a discount, in that at least one analyst had set a price target of $43.00 for CNX Gas stock. Complaint, ¶ 28. In light of the above, the consideration to be received in the Proposed Transaction is unfair.

ARGUMENT

12.      This Court acts “with a certain solicitude for plaintiffs” and “has followed the practice of erring on the side of more [expedited] hearings rather than fewer.” Giammargo v. Snapple Beverage Corp., C.A. No. 13845, 1994 Del. Ch. LEXIS 199, at *6 (Del. Ch. Nov. 15, 1994). “A party’s request to schedule an application for a preliminary injunction, and to expedite the discovery related thereto, is normally routinely granted. Exceptions to that norm are rare.” In re Int’l Jensen Inc. S’holders Litig., Consol. C.A. No. 14992, 1996 Del. Ch. LEXIS 77, at *1-2 (Del. Ch. July 16, 1996). As the Delaware Supreme Court has observed, “Delaware courts are always receptive to expediting any type of litigation in the interests of affording justice to the parties.” Box v. Box, 697 A.2d 395, 399 (Del. 1997).

13.      The threshold for obtaining expedited proceedings is low. The Court needs to ascertain “‘whether in the circumstances the plaintiff has articulated a sufficiently colorable claim and shown a sufficient possibility of a threatened irreparable injury, as would justify imposing on the defendants and the public the extra (and sometimes substantial) costs of an expedited preliminary injunction proceeding.’” See Police & Fire Ret. Sys. of The City of Detroit v. Bernal, C.A. No. 4663-CC, 2009 Del. Ch. LEXIS 111, at *3 (Del. Ch. June 26, 2009) (quoting Giammargo, 1994 Del. Ch. LEXIS 199, at *6)). Moreover, in granting a motion to expedite discovery in a similar takeover action, the Court recently noted that “[m]otions to expedite require something of an almost superficial factual assessment in order to determine whether imposing the burdens resulting from expedition is warranted.” County of York

Employees Ret. Plan v. Merrill Lynch & Co., Inc., C.A. No. 4066-VCN, 2008 Del. Ch. LEXIS 162, at *21 (Del. Ch. Oct. 28, 2008).

14.      There is no doubt here that plaintiffs have stated at least colorable, actionable claims against defendants. Although purportedly structured as a voluntary tender offer, the Proposed Transaction does not meet the “safe harbor” necessary to avoid entire fairness review in a majority controlled transaction like this one. In re Pure Res., Inc. S’holders Litig., 808 A.2d 421, 446 (Del. Ch. 2002). The tender offer is coercive because it does not contain a true majority of the minority tender condition. T. Rowe Price is conflicted because it owns more shares of CONSOL Energy than the Company. Nonetheless, because the shares subject to the Tender Agreement count for purposes of assessing whether a majority of the minority unaffiliated shares were tendered, CONSOL Energy can close the Proposed Transaction with the valid tender of only approximately 2,586,000 shares out of the possible 12.

15.      The so-called “special committee” the Company formed after it announced the Proposed Transaction provides defendants with no cover as a matter of law. One-person committees are “rare” in Delaware and this Court has under such circumstances required the sole member “‘like Caesar’s wife, to be above reproach.’“ In re Loral Space and Commc’ns Inc. Consol. Litig., C.A. No. 2808-VCS, 2008 Del. Ch. LEXIS 136, at *80 n.125 (Sept. 19, 2008) (quoting Gesoff v. IIC Indus., Inc., 902 A.2d 1130, 1146 (Del. Ch. 2006)). The special committee in this case is already suspect in that it has failed to take any action to blunt the coercive effect of the Tender Agreement, and apparently lacks even the authority to do so as its mandate apparently extends only to offering a recommendation to the Company’s unaffiliated shareholders as to whether they should tender into the Proposed Transaction. See Exhibit A.

16.      On the current record, defendant Pipski’s independence also appears to fall short of being “above reproach.” Defendant Pipski is a former partner at Ernst & Young LLP, which since 2008, serves as the outside auditor for both CONSOL Energy and the Company. Defendant Pipski is purportedly now employed by his “own firm” but counsel for plaintiffs have been unable to identify that firm from publicly available documents or determine if Pipski’s firm does work, or has done work, or has been promised any work for either CONSOL Energy or the Company.

17.     Accordingly, the operative complaint more than meets the “colorable” claims standard and sets forth in detail that the defendants here breached their fiduciary duties to the Class by: (a) failing to take any steps to ensure that plaintiffs and the other Class members obtained adequate, fair and maximum consideration under the circumstances; (b) taking advantage of the temporary depression in CNX Gas’ stock price cause by the current economic conditions; (c) failing to sufficiently inform themselves of CNX Gas’ value, or disregarding the true value of the Company, in an effort to benefit themselves; and (d) structuring a coercive tender offer that leaves the Class with no viable recourse but to tender. Without expedited discovery, plaintiffs will not be able to present their Motion for Preliminary Injunction on a full and fair record as to their claims that the defendants violated their fiduciary duties in connection with their approval of the Proposed Transaction. That Motion seeks to enjoin the defendants from taking any action to consummate the Proposed Transaction. Absent equitable relief, it will be impossible to determine just how much a potential acquirer would have paid for the Company. See Bernal, 2009 Del. Ch. LEXIS 111, at *4. This Court has stated that such circumstances are adequate to state a colorable claim or irreparable harm that cannot be remedied by money damages. See In re Int’l Jensen Inc., 1996 Del. Ch. LEXIS 77, at *6. Thus, without expedited discovery, plaintiffs and the other shareholders of the Company will be damaged irreparably because injunctive relief may be the “only realistic remedy” here regarding plaintiffs’ challenge to the Proposed Transaction. Bernal, 2009 Del. Ch. LEXIS 111, at *7.

18.      As a result of defendants’ wrongdoing, plaintiffs are threatened with irreparable injury sufficient to support the granting of expedited treatment, particularly where the Proposed Transaction will terminate on May 26, 2010. Under the circumstances, where the consideration to CNX Gas’ shareholders is grossly inadequate, this Action is their only opportunity to prevent the Proposed Transaction, which will otherwise deprive them of a fair price for their shares. Absent equitable relief, it will be impossible to determine just how much plaintiffs and the putative class could otherwise have received for their shares. See, e.g., QVC Network, Inc. v. Paramount Commc’ns, Inc., 635 A.2d 1245, 1273 n.50 (Del. Ch. 1993) (“Since the opportunity for shareholders to receive a superior control premium would be irrevocably lost if injunctive relief were not granted, that alone would be sufficient to constitute irreparable harm.”)

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19.      Without expedited discovery, plaintiffs will not be able to present their motion for a preliminary injunction on a full and fair record as to their claims that defendants violated their fiduciary duties in connection with the Proposed Transaction. Moreover, there can be no prejudice to moving forward expeditiously. There is sufficient time for discovery to be completed and a decision by this Court on plaintiffs’ claims, whether by preliminary injunction or otherwise, in advance of the close of the Proposed Transaction on May 26, 2010. Accordingly, the Court should permit discovery to commence immediately and on an expedited basis.

Dated: April 28, 2010	RIGRODSKY & LONG, P.A.

/s/ Seth D. Rigrodsky
Seth D. Rigrodsky, Esq. (#3147)
Brian D. Long, Esq. (#4347)
919 North Market Street, Suite 980
Wilmington, Delaware 19801
(302) 295-5310

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WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Gregory M. Nespole, Esq.
Gustavo Bruckner, Esq.
Scott J. Farrell, Esq.
Martin E. Restituyo, Esq.
270 Madison Avenue
New York, NY 10016
(212) 545-4600

Co-Lead Counsel for Plaintiffs

LEVI & KORSINSKY, LLP
30 Broad Street, 15th Floor
New York, New York, 10004
(212) 363-7500

Plaintiffs’ Executive Committee Member

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